Exhibit 99.1

Investor News	Fresenius Medical Care AG
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir-fms@fmc-ag.com

North America:
Heinz Schmidt
Phone: + 1 781 402 9000
Ext.: 4518
Fax: + 1 781 402 9741
E-mail: ir-fmcna@fmc-ag.com

Internet: http://www.fmc-ag.com

October 27, 2004

      Bad Homburg, Germany — October 27, 2004 — Fresenius Medical Care AG (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world’s largest provider of Dialysis Products and Services, today announced that its wholly owned subsidiaries, Fresenius Medical Care Holdings, Inc. and Spectra Renal Management, received on October 26 subpoenas from the U.S. Department of Justice, Eastern District of New York. The subpoenas require production of a broad range of documents relating to the company’s operations, with specific attention to documents relating to testing for parathyroid hormone (PTH) levels and vitamin D therapies.

      The company will cooperate with the government’s investigation.

      Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “Fresenius Medical Care North America (“FMC-NA”) has operated since 1999 with one of the leading compliance programs in the US healthcare industry. We are firmly committed to compliance; our rigorous compliance program involves ongoing evaluation of business operations, compliance training for all employees, and audits of laboratory and dialysis services programs. FMC-NA’s compliance program and its compliance audits, are subject to review each year by an independent review organization, and FMC-NA reports the results to the Office of the Inspector General. We will seek to meet with representatives of the government to discuss the issues addressed in the subpoena and are optimistic that the controls imbedded in our compliance program will be well received.”

Conference Call

      For further explanation on this matter Fresenius Medical Care will hold a Conference Call to discuss this matter on October 28, 2004, at 3:00 pm CET/9:00 am EST. The dial in number is +1-706-645-9185 (International and North American Caller). A replay of the conference call will be available shortly after the event on Fresenius Medical Care’s web page www.fmc-ag.com.

      Fresenius Medical Care AG is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,590 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 122,700 patients around the globe. Fresenius Medical Care is also the world’s leading provider of Dialysis

Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company’s website www.fmc-ag.com.

     This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG, October 27, 2004